SURO CAPITAL CORP.

One Sansome Street, Suite 730

San Francisco, CA 94104

July 27, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christopher Bellacicco, Esq.

Re:	SuRo Capital Corp. Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 Filed on July 27, 2020 (File No. 333-239681)

Dear Mr. Bellacicco:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, SuRo Capital Corp. hereby respectfully requests that the above-captioned registration statement, including all amendments thereto, be ordered effective on July 27, 2020, at 4:00 p.m., ET, or as soon thereafter as practicable.

SuRo Capital Corp.

By:	/s/ Mark D. Klein
Mark D. Klein
Chief Executive Officer and President